100 CRESCENT COURT
SUITE 350
DALLAS, TEXAS 75201

Kenneth L. Betts	T 214.981.9900
214.981.9911	F 214.981.9901
KBetts@schiffhardin.com
www.schiffhardin.com

February 5, 2015

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:	Plymouth Industrial REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-11
Filed September 11, 2014
File No. 333-196798

Dear Mr. Kluck:

On behalf of Plymouth Industrial REIT, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated September 29, 2014 (the “Comment Letter”) regarding Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-196798) (the “Registration Statement”).  The Company is concurrently filing via EDGAR today Amendment No. 3 to the Registration Statement on Form S-11 (“Amendment No. 3”), which includes changes to Amendment No. 2 in response to the Staff’s comments set forth in the Comment Letter, as well as other changes.  We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to Amendment No. 2.

We understand that the Staff may have additional comments after reviewing Amendment No. 3 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with the Company’s responses immediately following each of the Staff’s comments.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 2, and page references in the responses refer to Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

General

1.  Please file as correspondence on EDGAR the correspondence that you submitted to us in response to comment 1 in our letter dated August 14, 2014, as well as the draft opinions that you submitted to us with your response letter dated September 11, 2014.

In response to the Staff’s comment, the Company notes that it filed a private letter ruling (“PLR”) request with the Internal Revenue Service on November 7, 2014 to confirm the Company’s REIT tax status.  The Company will not seek to have the Registration Statement declared effective until such time as the Company has received a favorable PLR confirming the Company’s REIT status, which the Company anticipates will occur by the middle of February.  Accordingly, the draft tax opinion previously submitted to the Commission will change substantially and will rely on the PLR.  The Company will file the revised opinions with the Commission prior to the effective date of the Registration Statement.

Cover Page of Prospectus

2.  Please revise the cover page in the prospectus to disclose that the registrant will receive or has received a qualified tax opinion.

As noted in the response to Comment No. 1, the Company will not seek to have the Registration Statement declared effective until such time as a favorable PLR has been received.  As a result, the Company does not expect to receive a qualified tax opinion, and accordingly, the Company respectfully advises the Staff that the Company does not believe the additional disclosure is required.

Summary Risk Factors, page 10

3.  Please revise the fourth bulleted item in this section to clarify, if true, that you will lose your status as a REIT or advise.  Please make the conforming changes on the prospectus cover page and throughout your revised disclosures.

In response to the Staff’s comment, and consistent with the responses to Comments No. 1 and 2, the Company has deleted the referenced disclosure on page 10 and throughout the prospectus.

Risk Factors, page 18

Risk Factors Related to Our Status as a REIT, page 41

If we do not receive consent from the IRS and the IRS challenges our 2012 REIT Election page 14

4.  We note your disclosure that Locke Lord LLP will render a qualified tax opinion.  Please advise how the registrant meets its obligations under Item 601(b)(8) of Regulation S-

K that the registrant will include an opinion of counsel that supports the tax matters and consequences to shareholders.

As previously noted, the Company does not expect to receive a qualified tax opinion, and accordingly, the Company respectfully advises the Staff that the Company does not believe the additional disclosure is required.

5.  We note your disclosure that you intend to seek a private letter ruling from the IRS requesting such treatment.  We also note your disclosure on page 164 that that the registrant is seeking a private letter ruling from the IRS.  Please consistently disclose the date when the registrant expects to seek the private letter ruling.  Also, disclose in the “Material U.S. Federal Income Tax Consideration” section when such ruling could be made by the IRS or advise.

As previously noted, the Company will not seek to have the Registration Statement declared effective until such time as a favorable PLR has been received.  As a result, the Company respectfully advises the Staff that the Company does not believe the additional disclosure is required.

Critical Accounting Policies, page 60

Investments in Real Estate, page 61

6.  We note your response to comment 2 of our letter dated August 14, 2014.  It is unclear why you do not include below market fixed rate renewal periods in determining the value of your below market lease liabilities and the term over which you amortize your lease intangibles.  Please advise and cite the guidance that you are relying upon.

In response to the Staff’s comment, the Company has revised the disclosure in Footnotes 1(c) and 2 under the caption “Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Financial Statements” on pages F-11 and F-16, respectively, to include below market fixed rate rent renewals over the full term of the lease in determining value of the Company’s below market lease liabilities.

AFFO, page 69

7.  We note your new disclosure of Adjusted FFO and that you state that Adjusted FFO represents FFO adjusted for certain other non-cash items; however, capital expenditures and distributions appear to be cash items.  Please advise and revise.

In response to the Staff’s comment, the Company has revised the disclosure under the caption “AFFO” on page 69 to revise the definition of AFFO so that it is no longer adjusted for capital expenditures and distributions.

Material U.S. Federal Income Tax Considerations, page 163

8.  We note your disclosure in Exhibit 8.1 that for a discussion relating to the law and facts and legal analysis underlying the opinions set forth in this letter that you incorporate by reference the discussions of federal income tax issues in the discussion in the registration statement under “Material U.S. Federal Income Tax Considerations.”  Please clearly disclose in the prospectus that the tax consequences section in the prospectus is the opinion of named counsel and clearly identify the opinion being rendered.  See Section III.B.2. of Staff Legal Bulletin No. 19.

As previously noted, the Company does not expect to receive a qualified tax opinion, and accordingly, the Company respectfully advises the Staff that the Company does not believe the additional disclosure is required.

9.  Please provide supplementally a copy of the private letter ruling referenced in this section which facts you characterize “similar to [y]ours.”  We may have further comment.

As previously noted, the Company will not seek to have the Registration Statement declared effective until such time as a favorable PLR has been received.  As a result, the Company has deleted the referenced disclosure, and accordingly, the Company respectfully advises the Staff that the Company does not believe the private ruling previously referenced is relevant to the Staff’s review of the Registration Statement.

2.  Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2014 and for the Year Ended December 31, 2013, page F-8.

10.  Please expand footnote (1) in the tables on page F-9 to show how you calculated the adjustments to depreciation and amortization and mortgage interest expense.

In response to the Staff’s comment, the Company has added disclosure in Footnote 2(D) under the caption “Notes and Management’s Assumptions to Unaudited Pro Forma Condensed Consolidated Financial Statements” on pages F-16 and F-17 to explain how the Company calculated the adjustments to depreciation and amortization and mortgage interest expense.

11.  We note your response to comment 8 of our letter dated August 14, 2014.  Please provide us with a more detailed response which addresses each type of intangible asset separately.  Please explain the difference between the in-place lease asset, the leasing commission asset, and the tenant relationship asset; discuss how you determine the value of each one.

In response to the Staff’s comment, set forth below is an explanation of the difference between the in-place assets, the leasing commission assets and the tenant relationship assets and a description of how the Company determines the value of each one.

Above Market Lease Asset

This asset represents the present value of the amount of a lease in excess of an average market lease over the term of the lease.  It is calculated by discounting the delta between the lease in place and a market lease over the length of the lease.

Below Market Lease Liability

This liability represents the present value of the amount a lease is below the average market lease over the term of the lease.  It is calculated by discounting the delta between the lease in place and a market lease over the length of the lease, including renewal options.

Lease in Place

This asset represents the present value of having a lease in place and avoiding the vacancy period over the average time it takes to lease up space in a given market.  It is calculated by multiplying the market rent by the average market time to lease and discounting to get a net present value.

Tenant Relationship Assets

This asset represents the value of the tenant improvement costs and lease concessions avoided from having a lease in place at the time of purchasing a property.  It is calculated by dividing the market tenant improvement plus other lease concession by the average number of months in a market lease times the number of months remaining on the lease in place.

Leasing Commission Assets

This asset represents the value of the commissions avoided from having a lease in place at the time of purchasing a property.  It is calculated by multiplying the market commission rate to the market rent for the period remaining on the lease in place.

12.  Please tell us and disclose the basis for your estimate in footnote (C).  We note that your estimate for the year ended December 31, 2013 decreased from $2.116 million in your previous amendment to $216,000 in this amendment, and that your estimate for the six months ended June 30, 2014 is $236,000 less than your estimate for the three month ended March 31, 2014 in your previous amendment.  In response, please break down your estimates by expense type, and tell us what types of compensation expenses are being included and how those relate to your estimated compensation disclosure on page 126.

In response to the Staff’s comment, the Company has added disclosure in Footnote 2(E) under the caption “Notes and Management’s Assumptions to

Unaudited Pro Forma Condensed Consolidated Financial Statements” on page F-18 to provide disclosure indicating that the adjusted increased expenses are not “factually determinable,” and, therefore, are not reflected in the pro forma financial statements but are disclosed in Note 2(E).  Compensation expense includes amounts identified elsewhere in the Registration Statement related to executive compensation and other personnel costs, inclusive of taxes and benefits.  The Company’s estimate of annual general and administrative expenses is $4.4 million, less amounts included in the historical financial statements. This $4.4 million estimate is comprised of: directors and officers insurance ($400,000), professional fees (legal - $250,000 and audit - $500,000), board of director fees ($250,000) and corporate general and administrative costs of $3.0 million, inclusive of compensation.

Part II.  Information Note Required in Prospectus.

Item 36.  Exhibits and Financial Statement Schedules, page II-3.

Exhibit 8-1 — Opinion of Locke Lord LLP regarding tax matter

13.  Refer to the first full paragraph on page 2 of the opinion.  We note that counsel has relied upon representations from the officer’s certificate in connection with its rendering of the opinion.  Please revise to specifically delineate the significant representations contained therein.

As previously noted, the Company will not be receiving a qualified tax opinion and will file a draft of the Exhibit 8.1 opinion supplementally for review by the Staff at such time as a favorable PLR is received.

14.  Please advise the second paragraph on page 4 that provides counsel’s opinion to remove the REIT Election Assumptions and clearly disclose that such opinion is qualified.  Refer to III.C.3. of Staff Legal Bulletin No. 19.

As previously noted, the Company will not be receiving a qualified tax opinion and will file a draft of the Exhibit 8.1 opinion supplementally for review by the Staff as such time as a favorable PLR is received.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:              Jeffrey E. Witherell

Justin R. Salon, Esq.